Mail Stop 6010

February 23, 2007

VIA U.S. MAIL and FACSIMILE (650) 364-3134

Robert Y. Newell
Chief Financial Officer
900 Saginaw Drive
Redwood City, CA 94063

> RE: Cardica, Inc.
>   Form 10-K for the fiscal year ended June 30, 2006
>   Filed September 14, 2006
>   Form 10-Q for the fiscal quarter ended December 31, 2006
>   File No. 000-51772

Dear Mr. Newell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2006

Financial Statements, page 55

Note 1. Organization and Summary of Significant Accounting Policies, page 61

Revenue Recognition, page 63

1. You reflect product revenue on a net basis per page 58. Please tell us and revise future filings to disclose the nature of and accounting for the amounts that you net within revenues.

2. We note that you recognize development contract revenues based on separate contract milestones. Please tell us and disclose in future filings how you measure the period's revenue. Include an identification of contract payment milestones and explain how they relate to substantive performance and revenue recognition events. Please refer to Section II.F.3, Revenue Disclosure of the Current Issues and Rulemaking Projects dated November 30, 2006 available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf and SAB Topic 13.B.

Stock-Based Compensation, page 65

3. We see that you adopted SFAS 123R on November 4, 2005, upon filing of your initial Registration Statement on Form S-1. Please explain how this is consistent with the transition guidance in paragraph 69 of SFAS 123R, which states that for a nonpublic entity that becomes a public entity after June 15, 2005, the effective date is the first interim or annual reporting period beginning after the entity becomes a public entity.

Form 10-Q for the fiscal quarter ended December 31, 2006

Note 9. Subsequent Event, page 12

4. In future filings when you deem that disclosure is necessary under paragraph 11 of SFAS 5, please also give an estimate of the amount or range of loss or possible loss or state that such an estimate cannot be made. Additionally, revise your disclosure in MD&A in future filings to indicate the extent to which income was affected by the recall, consistent with Item 303 of Regulation S-K.

Controls and Procedures, page 20

5. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer have concluded that [y]our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 as amended) were effective to ensure that the information required to be disclosed by [you] in the reports that [you] file with the Securities and Exchange Commission was recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3604 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, with any other questions.

                                        Sincerely,

                                        Kate Tillan
                                        Assistant Chief Accountant